Filed pursuant to Rule 433

Registration No. 333-275898

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES J

$600,000,000

SENIOR FLOATING RATE NOTES, DUE JANUARY 24, 2029

FINAL TERM SHEET

DATED JANUARY 21, 2025

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due January 24, 2029 (the “Notes”)

Principal Amount:	$600,000,000

Issue Price:	100.000%

Trade Date:	January 21, 2025

Settlement Date (T+3) [1]:	January 24, 2025

Maturity Date:	January 24, 2029

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	Base Rate plus 83 bps payable and reset quarterly.

Base Rate:	USD Compounded SOFR Index Rate

Interest Payment Dates:	Quarterly on each January 24, April 24, July 24, and October 24, beginning April 24, 2025.

Payment Convention:	Modified following business day convention, adjusted.

Interest Payment Determination Date:	The date that is two U.S. Government Securities Business Days preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

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1 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than one business day after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than one business day prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Period:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, January 24, 2025) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the redemption date or the Maturity Date).

Observation Period:	In respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the Maturity Date, or in the case of the redemption of any Notes, preceding the applicable redemption date).

Business Days:	Any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York or Toronto and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count Fraction:	Actual / 360

Listing:	None

Optional Par Call Redemption:	The Issuer may redeem the notes at its option (i) in whole, but not in part, on January 24, 2028 (the date that is one year prior to the Maturity Date) or (ii) in whole or in part, at any time and from time to time on or after December 25, 2028 (the date that is 30-days prior to the Maturity Date), at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date. Notice of any redemption will be mailed (or otherwise transmitted in accordance with the depositary’s procedures) not less than 5 days nor more than 30 days before the redemption date to each holder of notes to be redeemed.

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Fees:	0.15%

CUSIP / ISIN:	78017DAB4 / US78017DAB47

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Lloyds Securities Inc. NatWest Markets Securities Inc.

Co-Managers:	ANZ Securities, Inc.
Capital One Securities, Inc.
Commonwealth Bank of Australia
Desjardins Securities Inc.
Fifth Third Securities, Inc.
Huntington Securities, Inc.
M&T Securities, Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
KeyBanc Capital Markets Inc.
Comerica Securities, Inc.
Regions Securities LLC
Westpac Banking Corporation

Junior Co-Managers:	Telsey Advisory Group LLC Drexel Hamilton, LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, J.P. Morgan Securities LLC toll free at 1-866-471-2526, Morgan Stanley & Co. LLC toll free at 1-800-645-3751, Truist Securities, Inc. toll free at 1-800-685-4786, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607, Lloyds Securities Inc. toll free at 1-212-930-5039 or NatWest Markets Securities Inc. toll free at 1-800-231-5380.